

ALLGREEN PROPERTIES LIMITED

File No. 82-4959

File No. 82-4959

Date: -7 APR 2003


03050290

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

dlw 5/15

File No. 82-4959

MASNET No. 40 OF 07.04.2003
Announcement No. 54

ALLGREEN PROPERTIES LIMITED

ANNUAL REPORT 2002

In response to SGX's queries, the Company wishes to provide the following information in respect of its Annual Report 2002:

1. Allgreen Share Option Scheme

No director or employee of the Allgreen group receives 5% or more of the total number of options available under the above Scheme. No options were granted to any director or employee of the parent company and its subsidiaries.

The options granted to the directors and employees under the Allgreen Share Option Scheme 2002 were not valued because it is currently not a requirement under the Singapore Companies Act, Cap. 50 or the Singapore Statements of Accounting Standard.

2. Auditors

The Board of Directors and the Audit Committee are satisfied that the appointment of the auditors of its subsidiary and associated companies, which are different from the Company's auditors, would not compromise the standard and effectiveness of the audit of the Group. In addition, the subsidiary and associated companies that do not engage the Company's auditors, are not considered as significant as their net tangible assets do not represent 20% or more of the Company's consolidated net tangible assets, nor do its pre-tax profits account for 20% or more of the Company's consolidated pre-tax profits. The Audit Committee has reviewed the non-audit services performed by the auditors and they would not, in the Audit Committee's opinion, affect the independence of the auditors.

3. Principles 8 and 9 of the Code of Corporate Governance

The breakdown in respect of directors' remuneration is as follows:-

	Salary inclusive of employer's CPF	Bonus inclusive of employer's CPF	Directors' Fees	Other Benefits	Total
Directors					
$250,000 and below					
Kuok Khoon Loong Edward	0%	0%	100%	0%	100%
Kuok Oon Kwong	0%	0%	100%	0%	100%
Seet Keong Huat Jimmy	0%	0%	100%	0%	100%
Keith Tay Ah Kee	0%	0%	100%	0%	100%
Teo Joo Kim	0%	0%	100%	0%	100%
Wan Fook Kong	0%	0%	100%	0%	100%
Between $250,001 to $500,000					

Andrew Choo Hoo	58%	35%	5%	2%	100%
Khor Thong Meng	53%	41%	4%	2%	100%
Between $1,250,001 to $1,500,000					
Goh Soo Siah	36%	61%	2%	1%	100%

None of the Directors has entered into a service contract with the Company.

Submitted by Ms Isoo Tan, Company Secretary on 07/04/2003 to the SGX